Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement dated March 2, 2021

and the Prospectus dated November 1, 2018

March 2, 2021

Filed Under Rule 433

Registration No. 333-228108

Pricing Term Sheet

$500,000,000
Caterpillar Inc.

$500,000,000 1.900% Senior Notes due 2031

Issuer:	Caterpillar Inc.
Securities:	1.900% Senior Notes due 2031 (the “notes”)
Principal Amount:	$500,000,000
Maturity Date:	March 12, 2031
Coupon:	1.900%
Price to Public:	99.277%
Yield to Maturity:	1.980%
Spread to Benchmark Treasury:	+57 basis points
Benchmark Treasury:	UST 1.125% due February 15, 2031
Benchmark Treasury Price and Yield:	97-11+; 1.410%
Interest Payment Dates:	March 12 and September 12, commencing September 12, 2021

Optional Redemption:

At any time prior to December 12, 2030, the notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•      100% of the principal amount of the notes to be redeemed; or

•      the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, from the date of redemption to December 12, 2030, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 10 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

At any time on or after December 12, 2030, the notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Use of Proceeds:	The Company intends to use the net proceeds of this offering, together with cash on hand, to redeem all of its 2.600% Notes due 2022 at a redemption price equal to the applicable make-whole redemption price, plus accrued and unpaid interest thereon to, but excluding, the redemption date of March 15, 2021.
Expected Settlement Date**:	T+8; March 12, 2021
CUSIP / ISIN:	149123 CK5 / US149123CK50
Expected Ratings*:	A3 (Stable) by Moody’s Investors Services, Inc. A (Stable) by S&P Global Ratings A (Stable) by Fitch Ratings, Inc.
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.
Co-Managers:

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Commerz Markets LLC

Loop Capital Markets LLC

Standard Chartered Bank

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

ANZ Securities, Inc.

KBC Securities USA LLC

ICBC Standard Bank Plc

Mischler Financial Group, Inc.

Westpac Capital Markets LLC

BBVA Securities Inc.

Itau BBA USA Securities, Inc.

BNY Mellon Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the notes will be made against payment therefor on or about March 12, 2021, which is the eighth business day following the date hereof (such settlement cycle being referred to as “T+8”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes here will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the delivery of the notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. (toll-free at 1-800-294-1322); J.P. Morgan Securities LLC (collect at 1-212-834-4533); or MUFG Securities Americas Inc. (toll-free at 1-877-649-6848).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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